Exhibit 99.1

CORPORACION AMERICA AIRPORTS ANNOUNCES 1Q19 RESULTS

Passenger traffic up 2.6% with growth of 7.0% YoY in Argentina, 7.5% in Ecuador, and 10.4% in Armenia

partially offset by declines in other countries of operations

Luxembourg, May 21, 2019— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator based on the number of airports under management and the tenth largest private sector airport operator worldwide based on passenger traffic, reported today its unaudited, consolidated results for the three- month period ended March 31, 2019. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29 (“IAS 29”), as detailed on Section “Hyperinflation Accounting in Argentina” on page 18.

First Quarter 2019 Highlights

▪	Consolidated revenues of $360.6 million, down 7.8% YoY. Excluding the impact of IFRS rule IAS 29, revenues declined 4.0% YoY mainly due to lower travel demand in Argentina reflecting difficult macro conditions and FX fluctuation in Argentina, Brazil and Italy, partially offset by revenue growth in Ecuador and Armenia
▪	Growth across key operating metrics:
▪	Passenger traffic up 4.0% YoY to 20.4 million
▪	Cargo volume increased 6.3% to 104.8 thousand tons
▪	Aircraft movements declined 0.3% to 212.7 thousand
▪	Operating Income declined 29.9% YoY, mainly impacted by IAS 29, and the operating margin contracted to 21.3% from 28.0% in 1Q18
▪	Adjusted EBITDA was $116.9 million, down 14.5% YoY, with Adjusted EBITDA margin Ex-IFRIC12 contracting 86 bps to 38.7%
▪	Ex-IAS 29, Adjusted EBITDA declined 10.8% YoY and Adjusted EBITDA margin Ex-IFRIC12 contracted 61 bps to 39.0%

CEO Message

Commenting on first quarter 2019 results, Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “Our first quarter results were impacted by the difficult macro conditions in Argentina, our largest market and to a lesser extent a slowdown in Brazil and Uruguay. Passenger traffic growth decelerated which together with significant currency depreciation in Argentina and, to a lower degree, in Brazil and Italy, resulted in lower revenue growth. In Argentina, soft consumer demand and sharp FX fluctuation continued to drive mix-shift to domestic destinations and lower commercial revenues, particularly when compared to a record quarter a year ago. In Italy, our commercial initiatives continue to bear fruit driving sustained growth in local currency revenues, while Brazil reported a mid-single digit increase in local currency revenues. As a result, comparable Adjusted EBITDA Ex-IAS29, excluding one-time items in 1Q18 and construction service margin, declined 8.3% YoY, while the margin remained stable at 39% during the period, reflecting better comparable margins in Argentina and Italy.

As the year progresses, our business is expected to track generally in line with overall macro trends. Argentina, our key market, is facing a more difficult macro environment which, together with the added volatility from this being a Presidential election year, suggests a more subdued economic recovery towards year-end. This is expected to weigh on passenger traffic trends and slow revenue growth. In Brazil, traffic will remain impacted by airline capacity adjustments and recent reductions in GDP growth forecasts for the current year. While we face several headwinds across key markets, we maintain a solid balance sheet that supports our focus on advancing on our strategy and key capital investment projects, particularly in Argentina and Italy. Noteworthy, last April the Italian Ministry of Transportation approved the 2014-2029 Master Plan for Florence's Amerigo Vespucci Airport and we also extended the concession agreement of the Punta del Este Airport in Uruguay for a fourteen–year period from 2019 through 2033.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	1Q18	1Q19 ex IAS 29	IAS 29	1Q19 as reported	% Var as reported	% Var ex IAS 29
Passenger Traffic (Million Passengers)	19.6	6.9	-	6.9	-65.1%	-65.1%
Revenue	390.9	375.2	-14.7	360.6	-7.8%	-4.0%
Aeronautical Revenues	204.8	192.3	-7.3	185.0	-9.7%	-6.1%
Non-Aeronautical Revenues	186.1	183.0	-7.4	175.6	-5.7%	-1.7%
Revenue excluding construction service	344.3	310.9	-11.1	299.8	-12.9%	-9.7%
Operating Income	109.6	94.4	-17.6	76.8	-29.9%	-13.9%
Operating Margin	28.0%	25.2%	119.6%	21.3%	-673	-288
Net (Loss) / Income Attributable to Owners of the Parent	26.5	34.8	-4.4	30.4	14.9%	31.4%
EPS (US$)	0.17	0.22	-0.03	0.19	11.5%	27.4%
Adjusted EBITDA	136.8	122.0	-5.1	116.9	-14.5%	-10.8%
Adjusted EBITDA Margin	35.0%	32.5%	-	32.4%	-257	-248
Adjusted EBITDA Margin excluding Construction Service	39.6%	39.0%	-	38.7%	-86	-61
Net Debt to LTM EBITDA	1.98	-	-	2.05	690	-

Note: Non-IFRS figures in historical dollars are included for comparison purposes.

Operating Performance

Passenger Traffic

Total passenger traffic increased 4.0% YoY to 20.4 million, principally driven by YoY increases of 7.0% in Argentina, 7.5% in Ecuador and 10.4% in Armenia, which contributed an additional 0.7, 0.1 and 0.1 million passengers, respectively. This was partially offset by traffic declines in Uruguay and Peru. In addition, the Company faced more difficult comps in 1Q19 as the Easter holidays this year fell in April, while in 2018 they fell in March.

Traffic dynamics in Argentina remained impacted by the challenging macro conditions in the country and the sharp currency depreciation experienced during 2018, resulting in slower growth in overall travel demand and a mix-shift from international to domestic traffic. Domestic traffic increased 15.8%, while international traffic declined 6.0%. During the quarter, Norwegian Air Argentina and Flybondi continued to open new domestic routes, increasing the connectivity in the country. Furthermore, during April low cost airline JetSmart begun domestic operations.

In Brazil, passenger traffic remained flat, impacted by a reduction in less profitable frequencies by a Latin American international airline, and a decline in frequencies by a Brazilian carrier which partially offset the benefit from new routes and frequencies. Domestic traffic growth of 1.9% YoY was offset by a decline in international traffic mainly as a result of a change in methodology in traffic count applied by ANAC since June 2018. This change in traffic count methodology also resulted in a 7.4% YoY decline in international traffic at Brasilia Airport, which more than offset traffic growth driven by new routes to Miami, Orlando and Buenos Aires opened by Gol Airlines during 4Q18. Based on the prior methodology, international traffic at this airport would have increased 30.9% YoY.

Traffic in Italy increased 1.6% YoY reflecting the addition of new frequencies by Ryanair at Pisa Airport, including the opening of a new route to Prague with three weekly flights, and the addition of frequencies to Madrid by Iberia at Florence Airport. Passenger traffic in Uruguay declined 6.2% YoY mainly impacted by macro conditions experienced in Argentina and more difficult comps from the Easter holidays effect as discussed above, together with the cancellation of Avianca Colombia’s daily route to Bogotá, Colombia.

In Armenia, passenger traffic increased 10.4% mainly due to the continued good performance of new frequencies to destinations in Russia introduced during 2018. In Ecuador, traffic increased 7.5%, reflecting the good performance of the Spirit Airlines flight to Fort Lauderdale, the start of operations of Jet Blue in Guayaquil with seven weekly flights to Fort Lauderdale, and the addition of frequencies by COPA Airlines. In Peru, passenger traffic declined 5.7% YoY following the suspension of operations of low-cost airline, LC Perú.

Domestic passenger traffic, which accounted for 56.4% of total traffic, increased 9.1% YoY principally driven by growth of 15.8%, or 0.7 million passengers in Argentina. International passenger traffic, which represented 32.2% of total traffic, posted a slight decline in the period, as increases of 10.4% in Armenia, 12.0% in Ecuador and 3.1% in Italy, were offset by declines of 6.0% in Argentina which remains affected by challenging macro conditions, and 6.0% in Uruguay, mainly due to impact of the macro situation in Argentina and the cancellation of a daily route to Colombia in March 2019.

Cargo Volume

Cargo volume increased 6.3% YoY in 1Q19 mainly as a result of higher cargo volume in Brazil, which more than offset lower cargo in Argentina.

Aircraft Movements

Total aircraft movements declined 0.3% YoY, reflecting declines of 8.9% in Brazil and 14.7% in Uruguay, partially offset by growth of 2.2% in Argentina and 14.7% in Ecuador.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 21 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	1Q19	1Q18	% Var
Domestic Passengers (in millions)	11.5	10.6	9.1%
International Passengers (in millions)	6.6	6.7	-2.3%
Transit Passengers (in millions)	2.3	2.3	-0.9%
Total Passengers (in millions)	20.4	19.6	4.0%
Cargo Volume (in thousands of tons)	104.8	98.6	6.3%
Total Aircraft Movements (in thousands)	212.7	213.4	-0.3%

Passenger Traffic Breakdown				Cargo			Aircraft Movements
Country	1Q19	1Q18	% Var.	1Q19	1Q18	% Var.	1Q19	1Q18	% Var.
	(in millions)			(in thousands of tons)			(in thousands)
Argentina	11.0	10.2	7.0%	56.1	60.4	-7.2%	115.9	113.4	2.2%
Italy	1.4	1.4	1.6%	3.1	2.7	16.0%	14.2	13.9	1.9%
Brazil	5.0	5.0	0.1%	23.5	14.1	67.0%	40.8	44.8	-8.9%
Uruguay	0.6	0.7	-6.2%	6.1	6.8	-9.8%	9.3	10.9	-14.7%
Ecuador (1)	1.1	1.0	7.5%	11.3	10.0	12.6%	20.6	18.0	14.7%
Armenia	0.6	0.5	10.4%	3.6	3.5	2.4%	5.3	4.9	8.4%
Peru (2)	0.8	0.8	-5.7%	1.2	1.2	2.2%	6.6	7.5	-11.0%
TOTAL	20.4	19.6	4.0%	104.8	98.6	6.3%	212.7	213.4	-0.3%
1)	CAAP owns 99.9% of ECOGAL which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.
2)	CAAP owns 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for AAP Airports, the five airports CAAP operates in Peru, and ECOGAL which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29, as detailed on Section “Hyperinflation Accounting in Argentina” on page 18.

Revenues

Consolidated Revenues declined 7.8% YoY, or $30.3 million, to $360.6 million in 1Q19, mainly reflecting a decrease of 11.3%, or $28.1 million, in Argentina, due to the impact of IAS 29 together with the difficult economic conditions in the country. Excluding the impact of IAS 29, consolidated revenues would have declined 4.0%, or $15.7 million, mainly attributed to a drop of 5.4%, or $13.4 million, in Argentina, together with a 15.4% decline, or $4.9 million, in Italy, reflecting difficult comps. In addition, revenues in Brazil declined 7.4%, or $2.4 million, mainly due to the depreciation of the Brazilian real against the US dollar. This more than offset YoY increases of 16.5% and 10.1% in Armenia and Ecuador, which added revenues of $3.6 million and $2.2 million, respectively.

The 5.4% decline in revenues in Argentina (excluding IAS29) mainly resulted from: i) a mix-shift from international to domestic traffic which is linked to the local currency depreciation, and ii) a decline in commercial revenues, mainly due to lower cargo revenues from the drop in higher-margin imports together with a decline in Duty Free revenues from the decline in international traffic and overall lower demand. Revenues were also negatively impacted by the FX translation effect on local currency revenues resulting from the 98% Argentine peso average depreciation in the period, which more than offset higher overall passenger traffic and aircraft movements.

Revenues in Italy declined 15.4% YoY despite traffic growth and positive results from commercial initiatives mainly reflecting more difficult comps as 1Q18 revenues benefited from a one-time recognition of the CPI inflationary effect on airport fees at Florence airport from 1999 through 2008 of $4.9 million. Revenues were also impacted by the 8% average depreciation of the euro against the US dollar.

In Brazil, revenues declined 7.4% YoY, primarily affected by the currency translation effect on revenues resulting from the 16% quarterly average Brazilian real depreciation. By contrast, local currency revenues increased 7.7%, benefitting from the increase in aeronautical fees granted in August 2018, coupled with higher commercial revenues mainly from VIP lounges and advertising agreements.

Revenues in Uruguay declined 0.3% mainly driven by declines in passenger traffic and Duty free revenues, partially offset by the implementation of the SISCA tariff, in April 2018.

By contrast, in Armenia, revenues increased 16.5% mainly driven by higher fuel demand and prices, together with higher construction service revenues in the period. Revenues in Ecuador increased 10.1% as a result of higher traffic in the period and the increase in aeronautical fees starting January 1, 2019.

Excluding construction services and one-time items, consolidated revenues would have declined 11.6% YoY to $299.8 million on an ‘As Reported’ basis, and 8.4% to $310.9 million when also excluding the impact of IAS 29.

Revenues by Segment (in US$ million)

Country	1Q18	1Q19 ex IAS 29	IAS 29	1Q19 as reported	% Var as reported	% Var ex IAS 29
Argentina	248.3	234.9	-14.7	220.2	-11.3%	-5.4%
Italy	31.7	26.8	-	26.8	-15.4%	-15.4%
Brazil	32.0	29.7	-	29.7	-7.4%	-7.4%
Uruguay	34.8	34.7	-	34.7	-0.3%	-0.3%
Armenia	21.7	25.3	-	25.3	16.5%	16.5%
Ecuador (1)	21.5	23.7	-	23.7	10.1%	10.1%
Unallocated	0.8	0.2	-	0.2	-75.0%	-75.0%
Total consolidated revenue (2)	390.9	375.2	-14.7	360.6	-7.8%	-4.0%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, revenue decreased 13.2% YoY in Argentina and 7.9% in Italy, but increased 7.1% in Uruguay and 19.0% in Armenia.

Revenue Breakdown (in US$ million)

	1Q18	1Q19 ex IAS 29	IAS 29	1Q19 as reported	% Var as reported	% Var ex IAS 29
Aeronautical Revenue	204.8	192.3	-7.3	185.0	-9.7%	-6.1%
Non-aeronautical Revenue	186.1	183.0	-7.4	175.6	-5.7%	-1.7%
Commercial revenue	137.2	118.2	-3.8	114.3	-16.7%	-13.9%
Construction service revenue (1)	46.6	64.3	-3.6	60.7	30.3%	37.9%
Other revenue	2.3	0.5	0.0	0.5	-78.0%	-78.0%
Total Consolidated Revenue	390.9	375.2	-14.7	360.6	-7.8%	-4.0%
Total Revenue excluding Construction Service revenue (2)	344.3	310.9	-11.1	299.8	-12.9%	-9.7%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical revenue accounted for 51.3% of total revenues, and declined 9.7% YoY, or $ 19.8 million, to $185.0 million. Argentina was the main contributor to this decline, with a reduction of 13.9%, or $17.0 million.

Had IAS 29 not been applied, Aeronautical Revenues would have decreased 6.1%, or $12.5 million, mainly reflecting declines of:

•	7.9%, or $9.7 million, in Argentina as a result of the mix-shift from international to domestic traffic and the currency translation effect on domestic traffic from the 98% average currency devaluation in the period.

•	12.8%, or $2.1 million in Brazil, impacted by the 16% quarterly average depreciation of the Brazilian real against the US dollar. By contrast, local currency revenues increased 2% mainly reflecting the increase in aeronautical fees granted in August 2018.

•	17.5%, or $3.6 million In Italy, as higher passenger traffic was more than offset by the effect of the depreciation of the Euro against the US dollar during the period and, to a lesser extent, marketing support expenses which in 1Q19 were deducted from Aeronautical revenues, while in 1Q18 were deducted from Other revenues.

By contrast, aeronautical revenues in Ecuador increased 13.0%, or $2.0 million, primarily driven by growth in passenger traffic. Aeronautical revenues in Uruguay increased 4.7%, or $0.9 million, driven by the new security fee introduced for the implementation of SISCA (Sistema Integrado de Seguridad y Control Aeroportuario), partially offset by the decline in traffic, as explained above.

Non-Aeronautical revenues accounted for 48.7% of total revenues, and declined 5.7% YoY, or $10.5 million, to $175.6 million, mainly driven by:

▪	A 16.7%, or $22.9 million, decline in Commercial Revenues, to $114.3 million. Excluding the impact of IAS 29, consolidated Commercial Revenues would have decreased 13.9%, or $19.0 million. This mainly reflects a decline of 22.8%, or $18.6 million, in Argentina as a result of lower cargo imports due to macro conditions, the FX translation effect on domestic revenues from the Argentine peso depreciation and lower passenger demand, particularly in duty free. Brazil reported a 1.6%, or $0.2 million, decline in Commercial Revenues to $15.3 million due to currency depreciation, but increased 14% YoY in local currency mainly due to an increase in VIP lounges and advertising revenues. By contrast, Commercial Revenues in Armenia increased 15.3%, or $1.7 million, mainly from higher fuel demand and prices.

▪	A 30.3%, or $14.1 million, increase in Construction Service revenue mainly reflecting higher investments in Argentina, up 164% in local currency. Excluding the impact of IAS 29, Construction Service revenue would have increased 37.9%, or $17.7 million, mainly as a result higher capex in Argentina, as explained above.

▪	A 78.0%, or $1.8 million, decrease in Other revenue as 1Q18 was impacted from a one-time gain following the recognition of the CPI inflationary effect on airport fees in Italy, together with marketing support expenses, that are now deducted from Aeronautical revenue.

Excluding Construction Service revenue, non-aeronautical revenues would have declined 17.7% YoY to $114.8 million. Had IAS 29 not been applied, Non-aeronautical revenues excluding Construction Service revenue would have declined 14.9% YoY to $118.7 million.

Consolidated Operating Costs and Expenses

During 1Q19, Consolidated Operating Costs and Expenses increased 0.6%, or $1.7 million, to $288.1 million. Had IAS 29 not been applied, Consolidated Operating Costs and Expenses would have declined 0.3%, or $0.9 million, to $285.5 million, mainly reflecting the effect of currency depreciation against the US dollar and the decline in concession fees in both Argentina and Brazil which more than offset higher concession fees in Ecuador and fuel outlays in Armenia.

Cost of Services rose 3.2% YoY, or $7.6 million, to $248.7 million, reflecting the following increases:

▪	29.9%, or $13.8 million, in construction service costs. Had IAS 29 not been applied, construction service costs would have increased 37.6%, or $17.4 million, mainly due to an increase in Argentina of 33.6%, or $15.0 million, reflecting higher capex in the period.

▪	50.5%, or $12.6 million, in depreciation and amortization mainly from the impact of IAS 29, as explained above. Had IAS 29 not been applied, depreciation and amortization would have increased 1.9%, or $0.5 million.

This more than offset declines of:

▪	20.7%, or $7.6 million, in maintenance expenses on an ‘As reported’ basis, or a decline of 17.1%, or $6.2 million when excluding IAS29, mainly as a result of lower expenses in Argentina due to currency depreciation.

▪	13.3%, or $6.5 million, in concession fees, in an ‘As reported’ basis, or a decline of 9.8%, or $4.8 million, had IAS 29 not been applied. This was mainly the result of: i) a 13.7%, or $4.1 million, drop in Argentina related to the decline in revenues, and ii) a decline of 28.3%, or $2.2 million, in concession fees in Brazil due to the depreciation of the Brazilian real against the US dollar, together with the impact of the change in the passenger curve by which the concession fee is calculated. By contrast, concession fees in Ecuador increased by 24.0%, or $1.7 million, reflecting the 5% increase in the concession fee agreed in July 2018 under the amendment to the concession agreement.

▪	10.9%, or $5.6 million, in salaries in an ‘As reported’ basis. Had IAS 29 not been applied, salaries would have declined 8.1%, or $4.2 million, principally due to the benefit from the depreciation of the Argentine peso against the US dollar partially offset by the additions made to the employee base to further enhance passenger experience at the airports, and, to a lesser extent, the depreciation of the Brazilian real and the Euro against the US dollar.

Excluding Construction Service cost, Cost of Services would have declined by 3.2% YoY, or by $6.2 million, on an ‘As reported’ basis, or 6.8%, or $13.2 million, had IAS 29 not been applied.

Selling, General and Administrative Expenses (“SG&A”) declined 12.5% YoY, or $5.5 million, to $38.5 million in 1Q19. Excluding a one-time item of $0.8 million in holding company expenses in 1Q18 in connection with CAAP’s Initial Public Offering expenses, SG&A would have declined 10.9%, or $4.7 million. This lower SG&A was mainly due to the following declines: i) 30.5%, or $4.4 million in taxes, mainly reflecting the reduction of sales taxes due to lower revenues and, to a lesser extent, lower bank taxes, in Argentina; ii) 16.0%, or $1.5 million, in salaries and social security contributions mainly reflecting currency depreciation in Argentina; and iii) $1.4 million in office expenses.

This more than offset a $3.4 million increase in bad debts, principally attributed to an increase of $.1.8 million in Argentina, mainly reflecting easier comps as 1Q18 was impacted by a gain resulting from the transition to IFRS 9, coupled with higher bad debts from commercial tenants. In addition, CAAP’s Brazilian subsidiaries recorded a $1.3 million charge in connection with past due receivables related to a Brazilian carrier and an advertising client.

Had IAS 29 not been applied, SG&A would have declined 10.6%, or $4.7 million. Excluding the one-time item described above, and the impact of IAS 29, SG&A would have declined 9.0%, or $3.9 million.

Excluding Construction Service cost and the one-time holding expenses in 1Q18, Operating Costs and Expenses would have declined 4.7%, or $11.3 million, to $228.1 million. Had IAS 29 not been applied, comparable Operating Costs and Expenses Ex-IFRIC12 would have declined 7.3%, or $17.5million YoY, to $222.0 million.

Costs and Expenses (in US$ million)

	1Q18	1Q19 ex IAS 29	IAS 29	1Q19 as reported	% Var as reported	% Var ex IAS 29
Cost of Services	241.1	245.3	3.5	248.7	3.2%	1.7%
Salaries and social security contributions	51.5	47.4	-1.5	45.9	-10.9%	-8.1%
Concession fees	48.9	44.1	-1.7	42.4	-13.3%	-9.8%
Construction service cost	46.2	63.5	-3.6	60.0	29.9%	37.6%
Maintenance expenses	36.5	30.3	-1.3	29.0	-20.7%	-17.1%
Amortization and depreciation	25.0	25.5	12.2	37.6	50.5%	1.9%
Other	33.0	34.6	-0.7	33.9	2.7%	4.8%
Cost of Services Excluding Construction Service cost	194.9	181.8	7.0	188.8	-3.2%	-6.8%
Selling, general and administrative expenses	44.0	39.4	-0.9	38.5	-12.5%	-10.6%
Other expenses	1.2	0.8	0.0	0.8	-35.8%	-34.7%
Total Costs and Expenses	286.4	285.5	2.6	288.1	0.6%	-0.3%
Total Costs and Expenses Excluding Construction Service cost	240.2	222.0	6.1	228.1	-5.0%	-7.6%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

Adjusted EBITDA in 1Q19 declined 14.5% YoY to $116.9 million, mainly driven by a decline reported in Argentina and, to a lesser extent, declines in all other countries of operations. Consolidated Adjusted EBITDA margin contracted 257 bps to 32.4% from 35.0% in 1Q18. Excluding Construction service margin, Adjusted EBITDA margin contracted 86 bps to 38.7%, from 39.6% in 1Q18.

Excluding the impact of IAS 29 in 1Q19, Adjusted EBITDA would have declined 10.8% YoY to $122.0 million, with Adjusted EBITDA margin contracting 248 bps to 32.5%. Excluding both the impact from IAS 29 and construction service margin, Adjusted EBITDA margin would have contracted 61 bps to 39.0%, from 39.6% in 1Q18.

Adjusted EBITDA in 1Q18 was impacted by the following one-time items:

•	a $4.9 million increase in “Other revenues” in Italy, benefiting from the recognition of the CPI inflationary effect on airport fees at Florence airport from 1999 through 2008, and

•	A $0.8 million charge in connection with Initial Public Offering expenses.

Excluding IAS29 and the one-time items explained above, Adjusted EBITDA ex-IFRIC12 would have decreased by $10.9 million to $121.2 million, and the margin would have remained stable at 39.0% reflecting better margin in Italy and lower unallocated expenses.

Adjusted EBITDA by Segment (in US$ million)

	1Q18	1Q19 ex IAS 29	IAS 29	1Q19 as reported	% Var as reported	% Var ex IAS 29
Argentina	93.0	83.5	-5.1	78.4	-15.7%	-10.2%
Italy	6.6	2.2	-	2.2	-66.6%	-66.6%
Brazil	4.2	3.0	-	3.0	-27.6%	-27.6%
Uruguay	19.3	18.8	-	18.8	-2.8%	-2.8%
Armenia	9.1	9.0	-	9.0	-1.0%	-1.0%
Ecuador	6.9	6.2	-	6.2	-10.8%	-10.8%
Unallocated	-2.5	-0.3	-	-0.3	-87.6%	-87.6%
Perú	0.1	-0.4	-	-0.4	-419.4%	-419.4%
Total segment EBITDA	136.8	122.0	-5.1	116.9	-14.5%	-10.8%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	1Q18	1Q19 ex IAS 29	IAS 29	1Q19 as reported	% Var as reported	% Var ex IAS 29
Income from Continuing Operations	26.3	28.8	-4.4	24.4	-7.2%	9.4%
Financial Income	-13.9	-30.3	14.5	-15.8	13.8%	117.9%
Financial Loss	85.8	110.2	-44.9	65.3	-23.9%	28.4%
Inflation adjustment	0.0	-0.5	8.7	8.2	-	-
Income Tax Expense	11.5	-14.3	8.6	-5.7	-149.8%	-224.1%
Amortization and Depreciation	27.1	28.0	12.5	40.5	49.6%	3.5%
Adjusted EBITDA	136.8	122.0	-5.1	116.9	-14.5%	-10.8%
Adjusted EBITDA Margin	35.0%	32.5%		32.4%	-257	-248
Adjusted EBITDA excluding Construction Service	136.4	121.2	-5.1	116.2	-14.8%	-11.1%
Adjusted EBITDA Margin excluding Construction Service	39.6%	39.0%		38.7%	-86	-61

Financial Income and Loss

CAAP reported a Net financial loss of $57.7 million in 1Q19 compared to a loss of $71.9 million in 1Q18. Financial income increased 13.8% to $15.8 million. Had IAS 29 not been applied, Financial income would have increased by $16.4 million, to $30.3 million, mainly related to an increase of $9.6 million in Argentina, mainly reflecting the depreciation of the Argentine peso against the US dollar over assets held in US dollars, and, to a lesser extent, higher interest income from investments of trust funds and cash in excess.

During 1Q19, CAAP reported a “Financial Loss” of $65.3 million, compared with a loss of $85.8 million in the year-ago quarter, primarily due to the impact of the adoption of IAS 29. Had IAS 29 not been applied, financial loss would have been $110.2, an increase of 28.4%, or $24.4 million, mainly attributed to a $28.3 million in foreign exchange expenses in Argentina, due to depreciation of the peso against the US dollar, in connection with the $400 million AA2000 bond in Argentina.

	1Q18	1Q19 ex IAS 29	IAS 29	1Q19 as reported	% Var as reported	% Var ex IAS 29
Financial Income	13.9	30.3	-14.5	15.8	13.8%	117.9%
Interest income	2.7	9.5	-0.5	9.0	238.5%	257.7%
Foreign exchange income	10.2	18.8	-13.9	4.8	-53.0%	83.5%
Other	1.0	2.0	0.0	2.0	96.3%	96.3%
Financial Loss	-85.8	-110.2	44.9	-65.3	-23.9%	28.4%
Interest Expenses	-25.9	-23.0	0.6	-22.4	-13.7%	-11.3%
Foreign exchange transaction expenses	-32.6	-59.4	44.3	-15.1	-53.8%	82.0%
Leases financial cost	0.0	-0.1	-0.1	-0.1	-	-
Changes in liability for Brazilian concessions	-21.6	-26.7	0.0	-26.7	23.9%	23.9%
Other expenses	-5.6	-1.0	0.0	-1.0	-82.8%	-82.8%
Inflation adjustment	0.0	0.5	-8.7	-8.2	-	-
Inflation adjustment	0.0	0.5	-8.7	-8.2	-	-
Financial Results, Net	-71.9	-79.4	21.7	-57.7	-19.7%	10.5%

See “Use of Non-IFRS Financial Measures” on page 19.

Income Tax Expense

During 1Q19, the Company reported a tax gain of $5.7 million, mainly due to a $12.1 million gain from the adoption of revaluation of intangible assets for tax purposes in Argentina during 1Q19, applied starting FY2018 , partially offset by an income tax loss in Uruguay of $3.7 million and in Armenia $1.0 million.

Net Income and Net Income Attributable to Owners of the Parent

During 1Q19, CAAP reported Net Income for the Period of $24.4 million compared to an income of $26.3 million in 1Q18. The main drivers were lower financial expenses of $14.2 million, mainly reflecting the impact of IAS 29 in our Argentina segment, and a $17.2 million decrease in income tax expense, resulting from the adoption of a new criteria to calculate the tax base benefiting from asset revaluation for tax purposes in Argentina starting 1Q19, that more than offset the $30.3 million reduction in Revenues, as explained above.

During 1Q19, the Company reported a Net Income Attributable to Owners of the Parent of $30.4 million and income per common share of $0.19, compared with a Net Income Attributable to Owners of the Parent of $26.5 million in 1Q18 equivalent to income per common share of $0.17 for the same period last year.

Consolidated Financial Position

As of March 31, 2019, cash and cash equivalents amounted to $255.0 million, a 4.2% increase from $244.9 million as of December 31, 2018. Total Debt at the close of the quarter increased to $1,137.3 million, from $1,126.7 million as of December 31, 2018. A total of $669.5 million, or 58.8% of total debt is denominated in U.S. dollars, while 26.4% is denominated in Brazilian reals and 14.7% in Euros.

The Net Debt to LTM EBITDA ratio stood at 2.04x as of March 2019, compared with Net Debt to EBITDA of 1.98x at the end of 2018.

Consolidated Debt Indicators (in US$ million)

	As of Mar 31, 2019	As of Dec 31, 2018
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	2.63x	2.53x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3]	2.04x	1.98x
Total Debt	1,137.3	1,126.7
Short-Term Debt	121	98.9
Long-Term Debt	1,016	1,027.8
Cash & Cash Equivalents	255.0	244.9
Total Net Debt[4]	882.3	881.8

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

CAPEX

During 1Q19, CAAP made capital expenditures excluding IAS 29, totaling $66.2 million, a 32.6% increase from $49.9 million in 1Q18, mainly reflecting higher capex in Argentina. The most significant investments in 1Q19 include:

▪	$59.4 million, excluding the impact of IAS 29, invested in Argentina primarily for the construction of the new departure terminal building and multilevel parking at Ezeiza Airport, landfill and construction of a new park on Costanera Avenue at Aeroparque Airport, the construction of a new terminal building and the lightning of the runway at Comodoro Rivadavia Airport, the construction of new terminal buildings at Iguazú and Jujuy airports, the refurbishment and lighting of the runway and taxiways at Córdoba Airport, the expansion of the terminal building at Bariloche Airport, as well as various capex programs across other airports of the concession;

▪	$3.0 million invested in Italy, primarily on Master plan development in Florence Airport; and

▪	$1.5 million invested in Armenia, primarily for runway lightning system and perimeter security system.

Review of Segment Results

Argentina

The Company’s main concession in Argentina, AA2000, accounted for approximately 11.0 million passengers, or 51.9%, of CAAP’s 20.4 million total passengers worldwide served during the quarter. Aeroparque and Ezeiza, the country’s two largest airports, had approximately 2.9 million and 3.5 million passengers in 1Q19, respectively.

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above.

Argentina represented 62.6% of the Company’s 1Q19 consolidated revenues and 68.5% of its adjusted EBITDA, excluding the effect of IAS 29.

The following table presents the impact from Hyperinflation accounting on 1Q19 under the column ‘IAS 29’, while the column “1Q19 ex IAS 29” presents 1Q19 results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina which accounted for 97.0%, 98.5% and 99.9% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 1Q19.

	1Q18	1Q19 ex IAS 29	IAS 29	1Q19 as reported	% Var as reported	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions)	5.9	6.9	-	6.9	15.8%	15.8%
International Passengers (in millions)	3.9	3.7	-	3.7	-6.0%	-6.0%
Transit Passengers (in millions)	0.4	0.4	-	0.4	3.5%	3.5%
Total Passengers (in millions)	10.2	11.0	-	11.0	7.0%	7.0%
Cargo Volume (in thousands of tons)	60.4	56.1	-	56.1	-7.2%	-7.2%
Total Aircraft Movements (in thousands)	113.4	115.9	-	115.9	2.2%	2.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	122.1	112.4	-7.3	105.1	-13.9%	-7.9%
Non-aeronautical revenue	126.2	122.5	-7.4	115.1	-8.8%	-2.9%
Commercial revenue	81.7	63.0	-3.8	59.2	-27.5%	-22.8%
Construction service revenue	44.5	59.4	-3.6	55.9	25.5%	33.5%
Total Revenue	248.3	234.9	-14.7	220.2	-11.3%	-5.4%
Total Revenue Excluding IFRIC12(1)	203.8	175.4	-11.1	164.3	-19.4%	-13.9%
Cost of Services	144.8	147.0	3.5	150.4	3.9%	1.5%
Selling, general and administrative expenses	22.1	18.1	-0.9	17.2	-22.2%	-18.3%
Other expenses	0.3	0.1	0.0	0.1	-72.1%	-67.6%
Total Costs and Expenses	167.2	165.2	2.6	167.7	0.3%	-1.3%
Total Costs and Expenses Excluding IFRIC12(2)	122.8	105.8	6.1	111.9	-8.9%	-13.9%
Adjusted Segment EBITDA	93.0	83.5	-5.1	78.4	-15.7%	-10.2%
Adjusted Segment EBITDA Mg	37.5%	35.6%		35.6%	-184	-190
Adjusted EBITDA Margin excluding IFRIC 12(3)	45.6%	47.6%		47.7%	211	197
Capex	44.5	59.4	-3.5	55.9	25.5%	33.4%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Argentina rose 7.0% YoY in 1Q19, with domestic traffic increasing 15.8%, partially offset by a 6.0% decline in international traffic reflecting challenging macro conditions in the country including currency depreciation in the period and a mix-shift from international to domestic traffic.

Traffic growth in the quarter was mainly driven by increases of 30.9% at Mendoza Airport and 29.1% at Iguazú Airport, both mainly due to the addition of new routes by low-cost carriers Norwegian and Fly Bondi. Traffic growth was also driven by El Palomar Airport, which began operations in February 2018. By contrast, cargo volume was down 7.2%, reflecting the continued challenging macro environment, while total aircraft movements increased 2.2% during the period.

Revenues were down 11.3% YoY, or $28.1 million, to $220.2 million in 1Q19. Excluding the impact of IAS 29, revenues would have been $234.9 million, down 5.4% YoY, mainly due to a mix-shift from international to domestic traffic which is linked to the local currency depreciation, the FX translation effect on local currency revenues from the sharp Argentine peso depreciation that took place last year (which resulted in a 98% average peso depreciation in the period), and lower commercial demand. This more than offset higher passenger traffic and aircraft movements, as well as an increase in construction service revenue due to higher capex in the quarter.

•	Aeronautical revenue declined 13.9% YoY, or $17.0 million, mainly due to the application of IAS29. Had this rule not been applied, aeronautical revenues would have declined 7.9%, or $9.7 million, reflecting a mix-shift from international to domestic traffic and the currency translation effect on the share of local currency denominated revenues.

•	Commercial revenues fell 27.5%, or $22.5 million on an ‘As reported’ basis, and 22.8%, or 18.6 million, when excluding the impact of IAS 29, as the difficult macro environment resulted in a mix shift from imports to lower-margin exports in cargo activity and lower commercial revenues, particularly in duty free shops with a 35% drop in goods sold, together with the impact of the Argentine peso depreciation on the share of local currency denominated revenues.

•	Construction Service revenue increased 25.5% YoY, or $11.4 million, mainly reflecting higher capex in the period. Had IAS 29 not been adopted, Construction Service Revenue would have increased 33.5%, or $14.9 million YoY.

Excluding construction service revenue, total Argentina revenue in 1Q19 decreased 19.4% YoY, or $39.5 million, to $164.3 million, with a decrease of 13.9%, or $28.3 million, had also IAS 29 rule not been adopted in the period.

Cost of services increased 3.9% YoY, or $5.6 million, to $150.4 million. Had IAS 29 not been adopted, cost of services would have increased 1.5%, or $2.2 million, primarily due to an increase of 33.6%, or $15.0 million, in Construction Service costs reflecting significantly higher capex in the quarter. Excluding construction service costs and IAS29 impact, Cost of services would have declined 12.8%, or $12.8 million, driven mainly by the following declines:

•	27.2%, or $7.6 million, in maintenance expenses reflecting currency depreciation in the quarter,

•	13.7%, or $4.1 million, in concession fees in line with lower revenues, and

•	14.1%, or $3.6 million, in salaries and social security contributions which benefitted from the Argentine peso depreciation, partially offset by the additions made to the employee base to further enhance the passenger experience at the airports.

SG&A declined by 22.2% YoY, or $4.9 million, to $17.2 million in 1Q19. Had IAS29 not been implemented, SG&A would have declined 18.3%, or $4.0 million, mainly due to reductions of:

•	23.5%, or $3.0 million, in turnover taxes related to the decline in revenues coupled with lower banking transaction taxes,

•	22.2%, or $1.1 million in salaries and social contributions, mainly benefitting from currency depreciation, and

•	$1.4 million in office expenses reflecting the classification of IATA and SITA expenses as Cost of services, instead of SG&A

These declines were partially offset by an increase of $2.0 million in bad debts, reflecting easier comps as the transition to IFRS 9 methodology generated a gain in 1Q18, coupled with higher bad debts in connection with commercial receivables.

Adjusted Segment EBITDA in Argentina declined 15.7%, or $14.6 million, to $78.4 million in 1Q19, with Adjusted Segment EBITDA margin Ex-IFRIC12 up by 211 bps to 47.7%. Had IAS 29 not been adopted, Adjusted Segment EBITDA would have declined 10.2%, or $9.5 million, with Adjusted EBITDA margin EX-IFRIC12 expanding 197 bps to 47.6% in 1Q19.

During 1Q19 CAAP made capital expenditures ex-IAS 29 of $59.4 million primarily for the construction of the new departure terminal building and multilevel parking at Ezeiza Airport, landfill and construction of a new park on Costanera Avenue at Aeroparque Airport, the construction of a new terminal building and the lightning of the runway at Comodoro Rivadavia Airport, the construction of new terminal buildings at Iguazú and Jujuy airports, the refurbishment and lighting of the runway and taxiways at Córdoba Airport, the expansion of the terminal building at Bariloche Airport, as well as various capex programs across other airports of the concession.

Italy

CAAP’s Italian segment represented 7.1% of consolidated 1Q19 revenues and 1.8% of adjusted EBITDA, excluding the effect of IAS 29. Pisa Airport had approximately 0.9 million passengers while Florence Airport held 0.4 million passengers in 1Q19.

	1Q19	1Q18	% Var
OPERATING STATISTICS
Domestic Passengers (in millions)	0.4	0.4	-2.3%
International Passengers (in millions)	1.0	1.0	3.1%
Transit Passengers (in millions)	0.0	0.0	67.5%
Total Passengers (in millions)	1.4	1.4	1.6%
Cargo Volume (in thousands of tons)	3.1	2.7	16.0%
Total Aircraft Movements (in thousands)	14.2	13.9	1.9%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	16.9	20.5	-17.5%
Non-aeronautical revenue	9.9	11.2	-11.6%
Commercial revenue	7.6	7.4	3.2%
Construction service revenue	1.8	1.5	17.2%
Other revenue	0.5	2.2	-79.9%
Total Revenue	26.8	31.7	-15.4%
Total Revenue Excluding IFRIC12(1)	25.0	30.2	-17.1%
Cost of Services	24.2	24.8	-2.5%
Selling, general and administrative expenses	3.4	3.3	4.9%
Total Costs and Expenses	27.6	28.1	-1.6%
Total Costs and Expenses Excluding IFRIC12(2)	26.5	26.9	-1.7%
Adjusted Segment EBITDA	2.2	6.6	-66.6%
Adjusted Segment EBITDA Mg	8.2%	20.7%	-1,254
Adjusted EBITDA Margin excluding IFRIC 12(3)	6.3%	20.5%	-1,428
Capex	3.0	2.3	29.1%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy increased 1.6% YoY in 1Q19 driven by growth of 3.1% in international passengers which more than offset a 2.3% decline in domestic traffic. Cargo volume was up 16.0%, while total aircraft movements increased 1.9% YoY.

Revenues in 1Q19 decreased 15.4% YoY, or $4.9 million, to $26.8 million, principally reflecting easier comps as 1Q18 revenues benefited from a $4.9 million one-time recognition by the Ministry of Economy and Finance to account for the CPI inflation effect on airport fees at Florence airport for the period 1999-2008.

•	Aeronautical revenues declined 17.5%, or $3.6 million, mainly due to the effect of the depreciation of the Euro against the US dollar during the period, coupled with marketing support expenses which in 1Q19 were deducted from Aeronautical revenues, while in 1Q18 were deducted from Other revenues, which more than offset higher revenues from the increase in the Passenger with Reduced Mobility fee granted in February 2019.

•	Commercial revenues increased 3.2%, or $0.2 million, mainly due to an increase of 33.9%, or $0.2 million, in Duty Free revenues as new areas were inaugurated in Pisa Airport that resulted in higher royalties charged to operators, and revenues from the Florence Duty Free inaugurated in May 2018, along with higher revenues from new agreements with car rentals, partially offset by the depreciation of the Euro against the US dollar.

Cost of services declined 2.5%, or $0.6 million, mainly as a result of the following declines:

•	3.5%, or $0.4 million, in salaries and social security contributions,

•	16.7%, or $0.2 million, in provision for maintenance cost, and

•	17.8%, or $0.2 million, in other costs, as a result of the depreciation of the Euro against the US dollar.

This was partially offset by an increase of 7.0%, or $0.3 million, in services and fees, reflecting higher advertising expenses for an institutional marketing campaign.

SG&A declined 4.9%, or $0.2 million, mainly as a result of the recognition of amortization of leases under rule IFRS 16.

Adjusted Segment EBITDA in Italy was negatively impacted by the $4.9 million one-time revenue recognition in 1Q18, as described above. Excluding construction services and that one-time item, Adjusted Segment EBITDA increased 25%, or $0.3 million, to $1.6 million, with Adjusted Segment EBITDA margin expanding 129 basis points to 6.3% from 5.0% in 1Q18.

During 1Q19 CAAP made capital expenditures for $3.0 million in Italy, primarily on Master plan development in Florence Airport.

Brazil

Brazil represented 7.9% of the Company’s consolidated 1Q19 revenues and 2.5% of its adjusted EBITDA, excluding IAS 29. Brasilia Airport and Natal Airport had approximately 4.3 million and 0.7 million passengers in 1Q19, respectively.

	1Q19	1Q18	% Var
OPERATING STATISTICS
Domestic Passengers (in millions)	2.9	2.9	1.9%
International Passengers (in millions)	0.1	0.2	-10.3%
Transit Passengers (in millions)	1.9	1.9	-1.8%
Total Passengers (in millions)	5.0	5.0	0.1%
Cargo Volume (in thousands of tons)	23.5	14.1	67.0%
Total Aircraft Movements (in thousands)	40.8	44.8	-8.9%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	14.6	16.7	-12.8%
Non-aeronautical revenue	15.1	15.3	-1.6%
Commercial revenue	15.1	15.3	-1.6%
Total Revenue	29.7	32.0	-7.4%
Cost of Services	24.5	28.3	-13.3%
Selling, general and administrative expenses	4.9	3.7	29.6%
Other expenses	0.5	0.1	275.0%
Total Costs and Expenses	29.9	32.2	-7.1%
Adjusted Segment EBITDA	3.0	4.2	-27.6%
Adjusted Segment EBITDA Mg	10.2%	13.1%	-286
Capex	1.3	1.4	-4.0%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to concessioned assets.

Passenger Traffic in Brazil remained flat at 5.0 million passengers in 1Q19, impacted by the reduction in less profitable frequencies by a Latin American international Airline, and a decline in frequencies by a Brazilian carrier, which offset the positive impact from new routes during the period. Domestic traffic increased 1.9%, offset by a decline in international traffic mainly as a result of the new traffic count methodology applied by ANAC since June 2018. Traffic International traffic at Brasilia Airport declined 7.4% impacted by the new methodology as discussed above. Based on the prior methodology, international traffic would have increased 30.9% YoY at this airport, reflecting the routes to Miami and Orlando opened by Gol Airlines in November and the new direct flight to Buenos Aires opened in December.

Revenues in 1Q19 declined 7.4% YoY, or $2.4 million, impacted by the 16% depreciation of the Brazilian real during the period. In local currency, however, revenues increased 7.7%.

•	Aeronautical revenues declined by 12.8% YoY, or $2.1 million, but were up 1.8% in local currency, driven by a mix-shift from transit to higher margin domestic traffic and a 5.8% YoY increase in tariffs at Brasilia Airport starting August 2018.

•	Commercial revenues declined 1.6%, or $0.2 million, but posted a 13.8% YoY increase in local currency, mainly driven by higher cargo volume, an increase in VIP lounge revenues reflecting the new agreements with airlines and Bradesco performed in 4Q18, and revenues from new advertising agreements also closed during 4Q18.

Cost of services declined 13.3%, or $3.8 million, to $24.5 million, mainly due to the depreciation of the Brazilian real against the US dollar and lower concession fee charges resulting from a change in the passenger curve used to calculate the amortization of the intangible asset introduced in September 2018.

SG&A increased 29.6%, or $1.1 million, impacted by a $1.3 million increase in bad debts, mainly attributed to past due receivables from a Brazilian carrier and an advertising clients. This more than offset the depreciation of the Brazilian real against the US dollar.

Adjusted Segment EBITDA in Brazil declined by 27.6% YoY to $3.0 million, from $4.2 million in 1Q18, mainly reflecting the impact of the bad debts in the quarter, which more than offset the reduction in the concession fee amount, as described above. Adjusted EBITDA margin contracted 286 bps to 10.2%.

Uruguay

Uruguay represented 9.3% of the Company’s consolidated 1Q19 revenues and 15.4% of its adjusted EBITDA, excluding IAS 29. CAAP operates two airports in Uruguay, General Cesáreo Berisso International Airport (“Carrasco Airport”) and Carlos A. Curbelo Airport (“Punta del Este Airport”) with approximately 0.5 million and 0.1 million passengers in 1Q19, respectively.

	1Q19	1Q18	% Var
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.0	-45.6%
International Passengers (in millions)	0.6	0.7	-6.0%
Transit Passengers (in millions)	0.0	0.0	-35.5%
Total Passengers (in millions)	0.6	0.7	-6.2%
Cargo Volume (in thousands of tons)	6.1	6.8	-9.8%
Total Aircraft Movements (in thousands)	9.3	10.9	-14.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	20.3	19.4	4.7%
Non-aeronautical revenue	14.4	15.4	-6.6%
Commercial revenue	13.7	15.3	-10.0%
Construction service revenue	0.7	0.1	375.6%
Other revenue	0.0	0.0	-5.9%
Total Revenue	34.7	34.8	-0.3%
Total Revenue Excluding IFRIC12(1)	34.1	34.7	-1.8%
Cost of Services	15.5	14.4	7.8%
Selling, general and administrative expenses	3.8	4.1	-6.8%
Other expenses	0.0	0.0	21.2%
Total Costs and Expenses	19.4	18.5	4.6%
Total Costs and Expenses Excluding IFRIC12(2)	18.7	18.4	1.9%
Adjusted Segment EBITDA	18.8	19.3	-2.8%
Adjusted Segment EBITDA Mg	54.1%	55.5%	-140
Adjusted EBITDA Margin excluding IFRIC 12(3)	55.1%	55.7%	-63

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Uruguay declined 6.2% YoY, reflecting the impact of the difficult macro conditions in Argentina, and the cancellation of some routes, particularly a daily frequency to Colombia, Bogotá, by Avianca Colombia since March 2019.

Revenues in 1Q19 remained flat YoY at $34.7 million.

•	Aeronautical revenues increased 4.7% YoY, or $0.9 million, driven the new security fee introduced for the implementation of SISCA (Sistema Integrado de Seguridad y Control Aeroportuario), partially offset by the decline in traffic, as explained above.

•	Commercial revenues declined 10.0%, or $1.5 million, reflecting a decline in Duty Free of 17.3%, or $0.6 million, related to reduced passenger traffic and lower demand, a decline in Parking revenues of 32.3%, or $0.4 million, due to lower demand, particularly by Argentine passengers, and the impact of the 8.8% average depreciation of the Uruguayan peso against the US dollar, together with a decline in cargo volume driven by the depreciation of the local currency.

Cost of services increased by 7.8%, or $1.1 million, to $15.5 million. Excluding construction service costs, Cost of services increased 4.4%, or $0.6 million, to $14.9 million, driven by increases of $0.8 million in maintenance, primarily related to SISCA expenses and $0.3 million in amortization and depreciation in the period as a result of higher capex. This was partially offset by a 7%, or $0.3 million, decline in Salaries and social security contributions, due to the depreciation of the Uruguayan peso against the US dollar, and lower concession fees by $0.1 million, due to lower passenger traffic in the quarter.

SG&A declined 6.8%, or $0.3 million, to $3.8 million YoY, reflecting easier comps as in 1Q18 was impacted by a $0.1 million charge related to SOX project, further supported by with the depreciation of the Uruguayan peso against the US dollar.

Adjusted Segment EBITDA in Uruguay declined 2.8%, or $0.5 million, to $18.8 million, with Adjusted Segment EBITDA margin Ex-IFRIC12 contracting 63 bps to 55.1% from 55.7% in the year-ago quarter.

Awards & Recognitions

Brasilia Airport Awarded Best in Class in Passenger Satisfaction in 1Q19 by Ministry of Infrastructure

On April 24, 2019, the Ministry of Infrastructure awarded Brasilia Airport as best in class in terms of customer satisfaction among airports in Brazil with annual passenger traffic over 15 million. The award is the result of the passenger survey carried out by the Ministry of Infrastructure that measured the satisfaction of users in the months of January, February and March of 2019. Since the survey began in 2013, the Brasilia Airport has won nine times the 1st place as the best airport and is the most award-winning air terminal in its category

Brasilia Airport Ranked Third by OAG as Most Punctual Airport in Its Category Worldwide

Brasilia Airport was ranked in the 3rd position as the most punctual airport operating between 10 and 20 million passengers per year, in the ranking provided by OAG, a leading provider of travel data and insights. With the largest runway capacity in the country, Brasilia Airport is one of the largest hubs and the third busiest airport in Brazil.

Key Events for the Quarter

Corporación América Airports S.A. announces the appointment of a new Board Chairman.

On February 28, 2019, the Company announced that Mr. Eduardo Eurnekian submitted his resignation as Board Chairman and Board Member of the Company on February 26, 2019, effective immediately. Mr. Eduardo Eurnekian, 86 years old and founder of Corporación América Group, will continue with his other business ventures as well as philanthropic activities. Mr. Máximo Luis Bomchil, a current Director, was appointed Board Chairman of Corporación América Airports effective February 28, 2019. The Board has also appointed Mr. Daniel Marx as new member of the Board of the Company also effective as of that date.

Subsequent Events

Corporación América Airports Announces Extension of the Punta del Este Airport Concession Agreement

On April 4, 2019, CAAP announced that the Uruguayan Executive Power approved the amendment of the concession agreement (the “Punta del Este Concession Agreement”) with CAAP’s fully-owned subsidiary Consorcio Aeropuertos Internacionales S.A. (“CAISA”), which operates and maintains the Punta del Este Airport in the city of Maldonado, by Punta del Este, Uruguay, and authorized the Ministry of Defense to grant the modification of the aforementioned contract. The amendment includes the extension of the term of the Punta del Este Concession Agreement for a fourteen–year period from 2019 through 2033. Terms of the Punta del Este Concession Agreement extension also include a minimum annual concession fee of $500,000 and CAISA’s commitment to make incremental capital expenditures of over US$35.0 million, including the construction of a new general aviation terminal building, repaving of runways and taxiways, remodeling of boarding areas and a new VIP lounge, together with implementation of technology and innovation to improve the passenger experience.

Toscana Aeroporti on the issuance of the Decree by the Italian Ministry of Transport

On April 16, 2019, Toscana Aeroporti announced the signing of the decree by the Italian Ministry of Infrastructure and Transport signaling the successful completion of the 2014-2029 Master Plan procedure for Florence's Amerigo Vespucci Airport. The Ministry will submit its decision to Italian Civil Aviation Authority (ENAC) for the ensuing formalities. The construction of a new 2,400-metre runway and a new terminal will provide the City of Florence and all of Tuscany with strategic infrastructure to meet unsatisfied traffic demand in the region and overcome the structural limits of the current runway.

Corporación América Airports calls for its Annual General Shareholders Meeting

On April 22, 2019, Corporación América Airports announced it will hold its annual general meeting of shareholders on Wednesday, May 22, 2019, at 10:00 a.m. (Luxembourg time). The Meeting will be held at the Company’s registered office located at 4, rue de la Grève L-1643, Luxembourg. The record date for the determination of shareholders entitled to vote at the Meeting is April 22, 2019.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2018 closing rate for 2018 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina which accounted for 97.0%, 98.5% and 99.9% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 1Q19, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

1Q19 EARNINGS CONFERENCE CALL

When:	9:00 a.m. Eastern time, May 21, 2019

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Raúl Francos, Chief Financial Officer

Ms. Gimena Albanesi, Head of Investor Relations

Dial-in:	1-888-347-6492 (U.S. domestic); 1-412-317-5258 (international)

Webcast:	https://services.choruscall.com/links/caap190521.html

Replay:	Participants can access the replay through May 28, 2019 by dialing:

1-877-344-7529 (U.S. domestic) and 1-412-317-0088 (international). Replay ID: 10131633.

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US Dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 18 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2018, Corporación América Airports served 81.3 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2018 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Gimena Albanesi

Head of Investor Relations

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411

— Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	1Q19	1Q18	% Var.
Argentina
Domestic Passengers (in millions)	6.9	5.9	15.8%
International Passengers (in millions)	3.7	3.9	-6.0%
Transit passengers (in millions)	0.4	0.4	3.5%
Total passengers (in millions)	11.0	10.2	7.0%
Cargo volume (in thousands of tons)	56.1	60.4	-7.2%
Aircraft movements (in thousands)	115.9	113.4	2.2%
Italy
Domestic Passengers (in millions)	0.4	0.4	-2.3%
International Passengers (in millions)	1.0	1.0	3.1%
Transit passengers (in millions)	0.0	0.0	67.5%
Total passengers (in millions)	1.4	1.4	1.6%
Cargo volume (in thousands of tons)	3.1	2.7	16.0%
Aircraft movements (in thousands)	14.2	13.9	1.9%
Brazil
Domestic Passengers (in millions)	2.9	2.9	1.9%
International Passengers (in millions)	0.1	0.2	-10.3%
Transit passengers (in millions)	1.9	1.9	-1.8%
Total passengers (in millions)	5.0	5.0	0.1%
Cargo volume (in thousands of tons)	23.5	14.1	67.0%
Aircraft movements (in thousands)	40.8	44.8	-8.9%
Uruguay
Domestic Passengers (in millions)	0.0	0.0	-45.6%
International Passengers (in millions)	0.6	0.7	-6.0%
Transit passengers (in millions)	0.0	0.0	-35.5%
Total passengers (in millions)	0.6	0.7	-6.2%
Cargo volume (in thousands of tons)	6.1	6.8	-9.8%
Aircraft movements (in thousands)	9.3	10.9	-14.7%
Ecuador(1)
Domestic Passengers (in millions)	0.6	0.6	4.0%
International Passengers (in millions)	0.5	0.4	12.0%
Transit passengers (in millions)	0.0	0.0	4.7%
Total passengers (in millions)	1.1	1.0	7.5%
Cargo volume (in thousands of tons)	11.3	10.0	12.6%
Aircraft movements (in thousands)	20.6	18.0	14.7%
Armenia
Domestic Passengers (in millions)	0.0	0.0	-
International Passengers (in millions)	0.6	0.5	10.4%
Transit passengers (in millions)	0.0	0.0	-
Total passengers (in millions)	0.6	0.5	10.4%
Cargo volume (in thousands of tons)	3.6	3.5	2.4%
Aircraft movements (in thousands)	5.3	4.9	8.4%
Peru(2)
Domestic Passengers (in millions)	0.8	0.8	-5.6%
International Passengers (in millions)	0.0	0.0	-63.6%
Transit passengers (in millions)	0.0	0.0	-
Total passengers (in millions)	0.8	0.8	-5.7%
Cargo volume (in thousands of tons)	1.2	1.2	2.2%
Aircraft movements (in thousands)	6.6	7.5	-11.0%

(1)    ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

(2)    AAP’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	1Q19	1Q18	1Q19	1Q18
	Avg	Avg	EoP	EoP
Argentine Peso	39.01	19.68	43.35	20.15
Euro	0.88	0.81	0.89	0.81
Brazilian Real	3.77	3.24	3.90	3.32
Uruguayan Peso	32.81	30.15	33.48	28.39

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)
	1Q18	1Q19 ex IAS 29	IAS 29	1Q19 as reported	% Var as reported	% Var ex IAS 29
Aeronautical Revenue	204.8	192.3	-7.3	185.0	-9.7%	-6.1%
Passenger use fees	159.4	153.3	-6.4	146.9	-7.8%	-3.8%
Aircraft fees	33.6	31.2	-0.9	30.3	-10.0%	-7.3%
Other	11.8	7.8	0.0	7.8	-33.8%	-33.8%

Commercial Revenue Breakdown (in US$ million)
	1Q18	1Q19 ex IAS 29	IAS 29	1Q19 as reported	% Var as reported	% Var ex IAS 29
Commercial revenue	137.2	118.2	-3.8	114.3	-16.7%	-13.9%
Warehouse use fees	47.1	38.4	-2.1	36.2	-23.1%	-18.6%
Duty free shops	16.2	12.7	-0.4	12.3	-24.1%	-21.5%
Rental of space (including hangars)	8.7	9.4	-0.3	9.1	5.1%	8.0%
Parking facilities	10.5	6.7	-0.2	6.5	-38.0%	-35.8%
Fuel	11.2	12.1	-0.1	12.1	7.5%	8.3%
Food and beverage services	7.2	5.4	-0.1	5.4	-25.5%	-24.7%
Advertising	5.0	5.2	-0.1	5.1	1.0%	3.3%
Services and retail stores	4.4	4.0	0.0	4.0	-9.2%	-8.2%
Catering	3.8	2.9	-0.1	2.7	-28.4%	-24.6%
VIP lounges	6.2	7.1	0.0	7.1	13.7%	13.8%
Walkway services	2.5	2.5	-0.1	2.4	-5.1%	-0.5%
Other	14.4	11.8	-0.2	11.6	-19.8%	-18.1%

Total Expenses Breakdown (in US$ million)
	1Q18	1Q19 ex IAS 29	IAS 29	1Q19 as reported	% Var as reported	% Var ex IAS 29
Cost of services	241.1	245.3	3.5	248.7	3.2%	1.7%
Selling, general and administrative expenses	44.0	39.4	-0.9	38.5	-12.5%	-10.6%
Financial loss	85.8	110.2	-44.9	65.3	-23.9%	28.4%
Inflation adjustment	0.0	-0.5	8.7	8.2	-	-
Other expenses	1.2	0.8	0.0	0.8	-35.8%	-34.7%
Income tax expense	11.5	-14.3	8.6	-5.7	-149.8%	-224.1%
Total expenses	383.7	380.9	-25.0	355.9	-7.2%	-0.7%

Cost of Services (in US$ million)
	1Q18	1Q19 ex IAS 29	IAS 29	1Q19 as reported	% Var as reported	% Var ex IAS 29
Cost of Services	241.1	245.3	3.5	248.7	3.2%	1.7%
Salaries and social security contributions	51.5	47.4	-1.5	45.9	-10.9%	-8.1%
Concession fees	48.9	44.1	-1.7	42.4	-13.3%	-9.8%
Construction service cost	46.2	63.5	-3.6	60.0	29.9%	37.6%
Maintenance expenses	36.5	30.3	-1.3	29.0	-20.7%	-17.1%
Amortization and depreciation	25.0	25.5	12.2	37.6	50.5%	1.9%
Services and fees	13.6	16.0	-0.4	15.6	14.7%	17.5%
Cost of fuel	6.9	7.7	0.0	7.7	12.9%	12.9%
Taxes	4.6	4.5	-0.1	4.4	-4.7%	-3.5%
Office expenses	4.2	3.3	-0.2	3.0	-27.7%	-22.5%
Provision for maintenance cost	1.1	0.9	0.0	0.9	-16.7%	-16.7%
Others	2.5	2.1	0.0	2.1	-16.7%	-15.6%

Selling, General and Administrative Expenses (in US$ million)
	1Q18	1Q19 ex IAS 29	IAS 29	1Q19 as reported	% Var as reported	% Var ex IAS 29
SG&A	44.0	39.4	-0.9	38.5	-12.5%	-10.6%
Taxes	14.3	10.6	-0.6	10.0	-30.5%	-26.0%
Salaries and social security contributions	9.4	8.1	-0.2	7.9	-16.0%	-13.4%
Services and fees	10.5	9.3	-0.1	9.3	-11.3%	-10.7%
Office expenses	2.3	1.0	-0.1	0.9	-60.2%	-58.0%
Amortization and depreciation	2.1	2.5	0.3	2.9	39.0%	22.9%
Maintenance expenses	1.1	0.4	0.0	0.4	-67.3%	-66.8%
Advertising	0.5	0.3	0.0	0.3	-49.5%	-47.1%
Insurances	0.5	0.4	0.0	0.4	-18.6%	-18.5%
Charter services	0.2	0.2	0.0	0.2	-0.2%	-0.2%
Bad debts recovery	0.0	-0.1	0.0	-0.1	-	-
Bad debts	0.9	4.5	-0.2	4.3	358.5%	376.6%
Others	2.3	2.2	0.0	2.2	-1.6%	-1.6%

Expenses by Segment (in US$ million)
Country	1Q18	1Q19 ex IAS 29	IAS 29	1Q19 as reported	% Var as reported	% Var ex IAS 29
Argentina	167.2	165.2	2.6	167.7	0.3%	-1.3%
Italy	28.1	27.6	0.0	27.6	-1.6%	-1.6%
Brazil	32.2	29.9	0.0	29.9	-7.1%	-7.1%
Uruguay	18.5	19.4	0.0	19.4	4.6%	4.6%
Armenia	15.6	19.4	0.0	19.4	24.6%	24.6%
Ecuador	16.5	17.9	0.0	17.9	9.0%	9.0%
Unallocated	8.3	6.0	0.0	6.0	-26.9%	-26.9%
Total consolidated expenses (1) (2)	286.4	285.5	2.6	288.1	0.6%	-0.3%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Selected Income Statement Data (in US$ million)

	1Q19	1Q18	% Var.
Argentina (3)
Total Revenue(3)	220.2	248.3	-11.3%
Total Revenue excluding Construction service revenue(1) (3)	164.3	203.8	-19.4%
Operating Income(3)	56.6	86.0	-34.2%
Adjusted Segment EBITDA(3)	78.4	93.0	-15.7%
Adjusted Segment EBITDA Mg(3)	35.6%	37.5%	-184
Adjusted EBITDA Margin excluding Construction service(2) (3)	47.7%	45.6%	211
Italy
Total Revenue	26.8	31.7	-15.4%
Total Revenue excluding Construction service revenue(1)	25.0	30.2	-17.1%
Operating Income	-0.8	3.6	-123.0%
Adjusted Segment EBITDA	2.2	6.6	-66.6%
Adjusted Segment EBITDA Mg	8.2%	20.7%	-1254
Adjusted EBITDA Margin excluding Construction service(2)	6.3%	20.5%	-1428
Brazil
Total Revenue	29.7	32.0	-7.4%
Operating Income	-0.1	-0.2	-57.5%
Adjusted segment EBITDA	3.0	4.2	-27.6%
Adjusted Segment EBITDA Mg	10.2%	13.1%	-286
Uruguay
Total Revenue	34.7	34.8	-0.3%
Total Revenue excluding Construction service revenue(1)	34.1	34.7	-1.8%
Operating Income	14.8	15.7	-6.2%
Adjusted Segment EBITDA	18.8	19.3	-2.8%
Adjusted Segment EBITDA Mg	54.1%	55.5%	-140
Adjusted EBITDA Margin excluding Construction service(2)	55.1%	55.7%	-63
Ecuador
Total Revenue	23.7	21.5	10.1%
Operating Income	5.1	5.1	-0.3%
Adjusted segment EBITDA	6.2	6.9	-10.8%
Adjusted Segment EBITDA Mg	26.1%	32.2%	-611
Armenia
Total Revenue	25.3	21.7	16.5%
Total Revenue excluding Construction service revenue(1)	22.9	21.2	7.6%
Operating Income	5.8	6.1	-4.6%
Adjusted Segment EBITDA	9.0	9.1	-1.0%
Adjusted Segment EBITDA Mg	35.7%	42.0%	-631
Adjusted EBITDA Margin excluding Construction service(2)	39.1%	42.8%	-368
Unallocated
Total revenue	0.2	0.8	-75.0%
Operating income	-4.5	-6.9	-34.4%
Adjusted segment EBITDA	-0.3	-2.5	-87.6%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	1Q'19	1Q'18	% Var.	1Q'19	1Q'18	% Var.	1Q'19	1Q'18	% Var.	1Q'19	1Q'18	% Var.	1Q'19	1Q'18	% Var.	1Q'19	1Q'18	% Var.
Argentina
Aeroparque (1)	2,763	2,559	8%	479	875	-45%	239	250	-4%	3,482	3,683	-5%	389	515	-24%	31,738	34,123	-7%
Bariloche	426	359	19%	0	7	-97%	5	7	-35%	430	373	16%	23	60	-63%	3,675	3,464	6%
Catamarca	14	14	3%	0	0	-100%	1	1	-10%	15	15	2%	28	31	-11%	521	561	-7%
C. Rivadavia	168	157	7%	0	0	-67%	1	0	210%	169	157	7%	266	391	-32%	2,547	2,432	5%
Córdoba	657	543	21%	246	296	-17%	44	35	27%	947	874	8%	333	359	-7%	8,845	8,204	8%
El Palomar (2)	297	26	1034%	65	0	-	0	0	-	362	26	1280%	0	0	-	2,697	311	767%
Esquel	14	15	-8%	0	0	16%	0	0	-43%	14	15	-8%	0	0	-	423	228	86%
Ezeiza (1)	197	219	-10%	2,679	2,533	6%	63	56	13%	2,939	2,807	5%	53,161	56,787	-6%	20,800	18,517	12%
Formosa	25	27	-9%	0	0	-100%	0	0	-	25	27	-9%	41	45	-8%	370	472	-22%
General Pico	0	1	-61%	0	0	-	0	0	-100%	0	1	-62%	0	0	-	658	1,296	-49%
Iguazú	385	298	29%	0	0	-76%	0	0	223%	385	298	29%	0	0	-	3,201	2,613	23%
Jujuy	100	83	21%	0	2	-99%	1	0	359%	101	85	19%	29	29	0%	1,096	1,077	2%
La Rioja	14	14	-4%	0	0	-100%	1	1	-16%	15	15	-5%	33	39	-15%	349	426	-18%
Malargüe	0	0	-17%	0	0	-	0	0	-	0	0	-17%	0	0	-	26	56	-54%
Mar del Plata	147	162	-10%	0	0	50%	5	3	52%	152	165	-8%	54	58	-6%	2,911	3,365	-13%
Mendoza	417	302	38%	156	138	13%	6	2	187%	579	442	31%	296	363	-18%	5,761	4,726	22%
Paraná	12	21	-41%	0	0	-77%	0	0	55%	12	21	-41%	0	0	-	534	761	-30%
Posadas	75	57	33%	0	0	27%	0	0	177%	76	57	33%	83	99	-15%	1,086	786	38%
Pto Madryn	22	24	-8%	0	0	-100%	0	1	-44%	22	24	-9%	0	0	-	241	207	16%
Reconquista	3	0	4352%	0	0	0%	0	0	88%	3	0	3773%	0	0	-	528	354	49%
Resistencia	54	60	-11%	0	0	41%	3	0	2837%	57	61	-6%	66	86	-23%	844	909	-7%
Río Cuarto	9	10	-17%	0	0	-	0	0	-	9	10	-17%	5	7	-27%	196	230	-15%
Río Gallegos	69	58	19%	0	0	100%	2	1	63%	72	60	20%	104	136	-24%	876	1,000	-12%
Río Grande	39	42	-8%	0	0	-49%	0	0	190%	39	42	-7%	41	61	-32%	588	698	-16%
Salta	288	256	12%	28	28	-2%	9	2	432%	325	286	14%	228	254	-10%	3,291	3,100	6%
San Fernando	5	10	-54%	3	7	-49%	0	0	-	8	17	-52%	0	0	-	10,422	11,588	-10%
San Juan	38	46	-17%	0	10	-100%	0	0	-	38	56	-32%	0	0	-	536	615	-13%
San Luis	19	23	-15%	0	0	-	0	0	-	19	23	-15%	37	65	-44%	313	495	-37%
San Rafael	14	15	-5%	0	0	-	0	0	-100%	14	15	-5%	0	0	-	1,892	1,567	21%
Santa Rosa	11	12	-8%	0	0	-	0	0	-8%	11	12	-8%	5	0	-	771	754	2%
Santiago del Estero	37	22	67%	0	0	-	0	0	-	37	22	67%	47	122	-61%	736	516	43%
Tucumán	210	194	8%	26	22	18%	3	3	8%	239	219	9%	519	502	3%	2,206	2,311	-5%
Viedma	10	8	15%	0	0	-100%	0	0	-	10	8	15%	0	0	-	185	201	-8%
Villa Mercedes	0	0	-53%	0	0	-	0	0	-89%	0	0	-55%	0	0	-	240	130	85%
Termas de Río Hondo	3	4	-25%	0	0	1000%	0	0	-	3	4	-25%	0	2	-99%	112	76	47%
Bahía Blanca	84	96	-12%	0	0	-	7	7	-1%	91	103	-12%	82	105	-22%	1,386	1,588	-13%
Neuquén	253	205	23%	8	9	-15%	1	9	-87%	262	223	17%	187	278	-33%	3,289	3,668	-10%
Total Argentina	6,878	5,941	16%	3,691	3,927	-6%	392	378	4%	10,960	10,247	7%	56,057	60,392	-7%	115,890	113,425	2%

Italy
Pisa	308	316	-3%	584	561	4%	1	0	66%	893	878	2%	3,016	2,645	14%	7,353	7,176	2%
Florence	84	85	0%	443	435	2%	0	0	-	527	519	1%	64	11	468%	6,799	6,709	1%
Total Italy	392	401	-2%	1,027	996	3%	1	0	68%	1,420	1,398	2%	3,081	2,657	16%	14,152	13,885	2%

Brazil
Brasilia	2,284	2,238	2%	119	128	-7%	1,909	1,943	-2%	4,312	4,310	0%	19,573	10,013	95%	35,894	39,758	-10%
Natal	633	625	1%	24	31	-22%	0	0	-	656	656	0%	3,951	4,070	-3%	4,857	4,992	-3%
Total Brazil	2,917	2,863	2%	143	159	-10%	1,909	1,943	-2%	4,968	4,966	0%	23,524	14,083	67%	40,751	44,750	-9%

Uruguay
Carrasco	0	0	-25%	521	560	-7%	2	4	-36%	523	564	-7%	6,095	6,756	-10%	5,479	6,009	-9%
Punta del Este	0	0	-67%	120	121	-1%	0	0	-	120	121	-1%	0	0	-	3,858	4,939	-22%
Total Uruguay	0	0	-46%	640	681	-6%	2	4	-36%	643	685	-6%	6,095	6,756	-10%	9,337	10,948	-15%

Ecuador
Guayaquil	454	426	6%	496	443	12%	17	17	5%	967	886	9%	10,130	8,815	15%	19,128	16,414	17%
Galápagos	138	142	-3%	0	0	-	0	0	-	138	142	-3%	1,183	1,230	-4%	1,508	1,575	-4%
Total Ecuador	591	569	4%	496	443	12%	17	17	5%	1,105	1,028	7%	11,313	10,045	13%	20,636	17,989	15%

Armenia
Zvartnots	0	0	-	546	492	11%	0	0	-	546	492	11%	3,558	3,474	2%	5,138	4,735	9%
Shirak	0	0	-	32	32	1%	0	0	-	32	32	1%	0	0	-	188	180	4%
Total Armenia	0	0	-	579	524	10%	0	0	-	579	524	10%	3,558	3,474	2%	5,326	4,915	8%

Perú
Arequipa	411	444	-7%	0	1	-65%	0	0	-	411	445	-8%	560	538	4%	3,278	3,639	-10%
Juliaca	110	106	4%	0	0	-	0	0	-	110	106	4%	217	244	-11%	952	974	-2%
Puerto Maldonado	69	73	-5%	0	0	-100%	0	0	-	69	73	-5%	150	178	-16%	670	966	-31%
Tacna	104	114	-9%	0	0	-67%	0	0	-	104	114	-9%	217	201	8%	1,016	997	2%
Ayacucho	60	61	-3%	0	0	-	0	0	-	60	61	-3%	47	4	962%	730	891	-18%
Total Perú	753	798	-6%	0	1	-64%	0	0	-	753	799	-6%	1,191	1,165	2%	6,646	7,467	-11%
Total CAAP	11,531	10,573	9%	6,576	6,732	-2%	2,321	2,342	-1%	20,428	19,647	4%	104,818	98,571	6%	212,738	213,379	0%
1)	Starting May 3, 2018, 50% of international air traffic in Aeroparque Airport, other than flight to and from Uruguay, was reassigned to Ezeiza Airport, and the remaining 50% will be reassigned on April 1st, 2019.
2)	El Palomar commenced operations in February 2018

Income Statement (in US$ thousands)

	1Q19	1Q18	% Var.
Continuing operations
Revenue	360,550	390,884	-7.8%
Cost of services	(248,744)	(241,102)	3.2%
Gross profit	111,806	149,782	-25.4%
Selling, general and administrative expenses	(38,527)	(44,033)	-12.5%
Other operating income	4,340	5,078	-14.5%
Other operating expense	(791)	(1,231)	-35.7%
Operating income	76,828	109,596	-29.9%
Share of (loss) / income in associates	(414)	130	-418.5%
Income before financial results and income tax	76,414	109,726	-30.4%
Financial income	15,798	13,887	13.8%
Financial loss	(65,302)	(85,788)	-23.9%
Inflation adjustment	(8,230)	-	-
Income before income tax expense	18,680	37,825	-50.6%
Income tax expense	5,731	(11,518)	-149.8%
Income for the period	24,411	26,307	-7.2%
Attributable to:	-
Owners of the parent	30,441	26,495	14.9%
Non-controlling interest	(6,030)	(188)	3107.4%

Balance Sheet (in US$ thousands)

	Mar 31,2019	Dic 31, 2018	Mar 31, 2018
ASSETS
Non-current assets
Intangible assets, net	2,904,795	2,933,542	2,797,696
Property, plant and equipment, net	71,330	74,299	75,244
Right-of-use asset	10,585
Investments in associates	10,946	10,886	13,678
Other financial assets at fair value through profit or loss	3,309	3,372	-
Other financial assets at amortized cost	2,379	2,339	-
Deferred tax assets	152,494	153,486	141,633
Other receivables	136,316	133,193	165,752
Trade receivables	1,323	1,419	4,254
Total Non-current assets	3,293,477	3,312,536	3,198,257
Current assets
Inventories	9,197	9,769	8,115
Other financial assets at fair value through profit or loss	39,347	38,007	21,330
Other financial assets at amortized cost	14,703	42,972	2,600
Other receivables	71,263	66,531	61,954
Current tax assets	3,264	13,701	5,690
Trade receivables	118,581	116,897	124,478
Cash and cash equivalents	255,047	244,865	275,750
Total Current assets	511,402	532,742	499,917
Total assets	3,804,879	3,845,278	3,698,174
EQUITY
Share capital	160,022	160,022	160,022
Share premium	180,486	180,486	180,486
Free distributable reserve	385,055	385,055	385,055
Non-distributable reserve	1,351,883	1,351,883	1,351,883
Currency translation adjustment	-395,537	-378,803	-237,928
Legal reserves	176	176	2
Other reserves	-1,324,878	-1,324,731	-1,346,661
Retained earnings	424,597	394,156	166,885
Total attributable to owners of the parent	781,804	768,244	659,744
Non-controlling interests	431,318	454,453	353,390
Total equity	1,213,122	1,222,697	1,013,134
LIABILITIES
Non-current liabilities
Borrowings	1,016,077	1,027,751	1,146,241
Deferred tax liabilities	231,422	271,175	147,574
Other liabilities	885,928	871,596	1,020,700
Lease liabilities	9,025	-	-
Trade payables	1,290	1,508	3,259
Total Non-current liabilities	2,143,742	2,172,030	2,317,774
Current liabilities
Borrowings	121,248	98,907	78,971
Other liabilities	206,919	225,448	156,993
Lease liabilities	3,194	-	-
Current tax liabilities	20,936	11,555	26,951
Trade payables	95,718	114,641	104,351
Total Current liabilities	448,015	450,551	367,266
Total liabilities	2,591,757	2,622,581	2,685,040

Statement of Cash Flow (in US$ thousands)

	Mar 31, 2019	Mar 31, 2018
Cash flows from operating activities
Income for the period	24,411	26,307
Adjustments for:
Amortization and depreciation	45,519	34,224
Deferred income tax	(33,504)	(13,700)
Income tax accrued	27,773	25,218
Share of income / (loss) in associates	414	(130)
Loss on disposals of property, plant and equipment	17	-
Unpaid concession fees	22,817	22,337
Low value, short term and variable lease payments	(591)	-
Changes in liability for Brazil concessions	26,729	21,577
Interest expense	22,380	25,925
Other financial results, net	(9,914)	2,292
Net foreign exchange	10,276	22,425
Leases financial cost	141	-
Other accruals	2,561	3,689
Inflation adjustment	11,978	-
Acquisition of Intangible assets	(60,103)	(44,170)
Income tax paid	(9,361)	(14,242)
Changes in working capital	(84,166)	(82,401)
Net cash (used in) / provided by operating activities	(2,623)	29,351
Cash flows from investing activities
Cash contribution in associates	(398)	(13)
Acquisition of other financial assets	(3,586)	(5,816)
Disposals of other financial assets	30,072	23,590
Purchase of Property, plant and equipment	(2,295)	(1,749)
Acquisition of Intangible assets	(250)	(16)
Loans with related parties	(961)	-
Advance payments of Property, plant and equipment	(1,033)	-
Other	105	80
Net cash provided by investing activities	21,654	16,076
Cash flows from financing activities
Proceeds from cash contributions	-	43,703
Additional acquisitions in subsidiaries	-	(16,513)
Proceeds from borrowings	10,315	173,680
Initial Public Offering	-	195,601
Initial Public Offering expenses paid	-	(4,253)
Release of guarantee deposits	-	92,913
Leases payments	(1,225)	-
Loans paid	(3,231)	(452,686)
Interest paid	(10,843)	(17,332)
Dividends paid	-	(2,632)
Net cash (used in) / provided by financing activities	(4,984)	12,481

Increase in cash and cash equivalents	14,047	57,908

Movements in cash and cash equivalents
At the beginning of the period	244,865	221,601
Exchange rate (loss) / income and inflation adjustment on cash and cash equivalents	(3,865)	(3,760)
Increase in cash and cash equivalents	14,047	57,908
At the end of the period	255,047	275,749

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